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FOR IMMEDIATE RELEASE


CONTACT:                       CONTACT:                    CONTACT:
Gina O'Neill                   Matt Bergeron               J. Brad McGee
Director of Investor Relations President and COO           Senior Vice President
Praegitzer Industries, Inc.    Praegitzer Industries, Inc. Tyco International
(503) 454-6059                 (503) 454-6066              (US) Inc.
                                                           (603) 778-9700

             PRAEGITZER INDUSTRIES, INC. ANNOUNCES CASH ACQUISITION
                           BY TYCO INTERNATIONAL LTD.

         Tualatin, OR and Hamilton, Bermuda, October 26, 1999 - Praegitzer Industries, Inc. (NASDAQ-PGTZ), a leading designer and manufacturer of complex printed circuit boards, and Tyco International Ltd. (NYSE-TYC, LSE-TYI, BSX-TYC), a diversified manufacturing and service company, announced today that they have entered into a definitive Merger Agreement pursuant to which Tyco will acquire, for cash, all of the outstanding common shares of Praegitzer at a price of $5.50 per share.

         "After a review of possibilities, the Praegitzer Board of Directors determined that being acquired by Tyco was the best course of action for our shareholders, employees and customers," stated Matt Bergeron, president and chief operating officer of Praegitzer Industries, Inc. Bergeron continued, "Our operations, enhanced by Tyco's financial strength and breadth of product offerings, will provide a stable environment and exciting opportunity for Praegitzer employees, suppliers and customers. In addition, the combination of Praegitzer Industries and Tyco International will create one of the world's foremost global printed circuit board design and manufacturing companies. Together we can provide our customers with a more comprehensive range of integrated solutions to accommodate the rapid growth of the technological adept interconnect market on a global basis."

         "Praegitzer is an excellent fit with the Tyco Printed Circuit Group
(TPCG). First, the combination of Praegitzer's volume commercial production facilities with ours creates solid opportunities in the data networking and telecommunications markets. Second, the addition of Praegitzer's quick-turn capability clearly positions TPCG as the leader in this attractive market. Finally, Praegitzer's design centers will enhance our ability to provide advanced circuit board design support for the newest generation of electronics from our Tyco Submarine Systems undersea telecommunications business," said
L. Dennis Kozlowski, Tyco's Chairman and Chief Executive Officer. Mr. Kozlowski also noted that the acquisition will provide an immediate positive contribution to Tyco's earnings.



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         Under the Agreement, a subsidiary of Tyco will shortly commence a tender offer to purchase all of Praegitzer's 13,129,751 shares of common stock for $5.50 per share in cash, for a total of approximately $72 million. The tender offer will be followed by a merger in which each of the remaining shares of Praegitzer will be exchanged for $5.50 in cash.

         The offer will be made pursuant to definitive offering documents to be filed with the Securities and Exchange Commission. The offer is conditioned on the tender of the majority of the outstanding shares of common stock on a fully diluted basis, as well as certain other conditions.

         Praegitzer Industries, Inc., founded in 1981, is a leader in providing electronics original equipment manufacturers and contract manufacturers with a full range of printed circuit board and interconnect solutions. Praegitzer has four fabrication facilities, as well as, design centers serving customers in four key electronics industry segments: data and telecommunications; computer and peripherals; industrial and instrumentation; and, business and consumer. It is a publicly traded company with annual sales of over $200 million and more than 1,700 employees. For more information on Praegitzer Industries, Inc., visit WWW.PII.COM.

         Tyco International Ltd., a diversified manufacturing and service company, is the world's largest manufacturer and servicer of electrical and electronic components and undersea telecommunications systems, the world's largest manufacturer, installer, and provider of fire protection systems and electronic security services, has strong leadership positions in disposable medical products, plastics, and adhesives, and is the largest manufacturer of flow control valves. The Company operates in more than 80 countries around the world and has expected fiscal 2000 revenues in excess of $25 billion.


FORWARD LOOKING INFORMATION

         Comments in this release concerning Tyco's expected fiscal 2000 revenues, expected earnings contribution from the acquisition of Praegitzer, the growth of the interconnect market and the stability of the environment created by the acquisition are forward-looking statements, which are based on management's good faith expectations and belief concerning future developments. Actual results may materially differ from these expectations as a result of many factors, relevant examples of which are set forth in Praegitzer's 1999 Annual Report on Form 10-K and in the "Management Discussion and Analysis" section of Tyco's 1998 Annual Report to Shareholders and the Tyco's 1998 Annual Report on Form 10-K.

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